DEVELOPMENT AGREEMENT

THIS AGREEMENT made as of the 5th day of July, 2004.

BETWEEN:

     MEDICURE INTERNATIONAL INC.,
a corporation incorporated under the laws of Barbados,
(hereinafter referred to as "Medicure"),

- and -

Clinical Development Research Institute Inc. ("CDRI Inc.")
a corporation incorporated under the laws of Manitoba,
(hereinafter referred to as "Development Co").

               WHEREAS Development Co is in the business of conducting experimental development in pharmaceutical and biotechnical products, and specifically related to MC-1 and its derivative compounds (the "Products"), and possesses substantial experience and expertise in relation thereto;

               AND WHEREAS Medicure is in the business of, among other things, research and development in the area of the Products;

               AND WHEREAS Medicure may from time to time wish to embark on projects which have as their goal the creation and development of commercially viable products of the nature described in a Development Schedule, and desires to engage the services of Development Co to perform the necessary scientific research and experimental development to create such commercially viable products, in accordance with the terms and conditions of this Agreement;

               AND WHEREAS Medicure and Development Co wish set forth the terms and conditions of such engagement of Development Co by Medicure and the performance of the said scientific research and experimental development by Development Co;

               NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual agreements hereinafter contained, and for other good and valuable consideration (the receipt and sufficiency of which is acknowledged by the parties), the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.1            Definitions. In this Agreement, unless the context otherwise requires, the following words shall have the respective meanings ascribed to them as follows:

(a)	"Act" means the Income Tax Act (Canada) as amended;

(b)	"Aggregate Expenditures" shall have the meaning ascribed to it in section 3.1 (b);

(c)	"Business Day" means a day other than a Saturday, Sunday or statutory holiday observed in the Province of Manitoba;

(d)	"Commencement Date" means the date specified in a Development Schedule and shall be the date on which the activities relating to a Development Project commence;

(e)	"Confidential Information" includes all of the following:

               (i)            any and all versions or variations of the Technology developed by or on behalf of Medicure, including all related concepts owned or marketed or being developed by or on behalf of Medicure, including all related concepts, data, designs, ideas, notes, and specifications;

(ii) all Developments;

(iii) any and all information regarding existing or proposed products or services of Medicure;

(iv) any and all information regarding Medicure's business operations, methods, and practices;

(v) any and all concepts or ideas in or reasonably related to the business of Medicure that are not generally known outside Medicure;

(vi) all Trade Secrets;

(vii) any other confidential or proprietary information in the possession or control of Medicure, regardless of whether or not it has a copyright notice or a claim to copyright thereon; and

(viii) any other information concerning or with respect to the Technology or Medicure and its business and affairs the dissemination of which might prove prejudicial to Medicure;

whether the same may be contained in papers, microfilm, recordings, computer disks, magnetic storage or, without limitation, any other medium or storage of information;

(f)	"Developments" means:

(i) all reports, products, scientific, and technical information or material relating to the Technology; and

                (ii)           all inventions, devices, discoveries, concepts, ideas, algorithms, formulae, specifications, proposals, models, designs, processes, techniques, systems and improvements, test results and reports, analyses, simulation results, tables of operating conditions, materials, components, industrial skills, operating and testing procedures, know-how and show-how, whether patentable or not relating to the Technology;

(g)	"Electronic Transmission" shall have the meaning ascribed to it in section 9.1;

(h)	"Expenditure Limit" means the maximum amount which is to be paid by Medicure to Development Co for services performed in connection with carrying out a Development Project;

(i)	"MC-1" means compounds relating to Vitamin B6, pyridoxal and pyridoxal-5- phosphate;

(j)	"Net Costs" means actual costs incurred reduced by investment tax credits received on directly related expenditures;

(k)	"notice" shall have the meaning ascribed to it in section 9.1;

(l)	"Products" shall have the meaning ascribed to it in the preamble;

(m)	"Development Project" means a Development Project which has as its goal the creation and development of commercially viable products of the nature described in a Development Schedule;

(n)
"Development Schedule" means a schedule in the form attached as Schedule A which is executed by the parties and which describes a Development Project, the Expenditure Limit, the Commencement Date, the required completion date of the Development Project, and any other specific requirements of the Development Project;

(o)
"Technology" shall mean, without limitation, all tangible and intangible proprietary rights with respect to all products developed pursuant to each Development Schedule, including all Developments, and all hardware and software designs and other tangible and intangible property produced and or acquired including all unpublished know-how, technical data, techniques,  manuals, documentation, reports, records, formulae, processes, descriptions,  evaluations, computations, schematics, specifications, designs, design criteria,  sketches, photographs, plans, drawings, samples, reports, studies, findings,  inventions, prototypes and ideas, whether patentable or not, whether trade secrets  or not and whether in written, graphic or oral form relating to the products or any  part thereof, and all industrial and intellectual property rights therein including,  without limitation, all copyrights, patents, trade secrets, trade marks, and  industrial designs;

(p)	"Term" shall have the meaning ascribed to it in section 8.1;

(q)	"Territory" means all countries of the world except Canada;

(r)	"Trade Secrets" means all information concerning or with respect to Medicure that:

               (i)            derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from the disclosure or use thereof; and

(ii) is the subject of efforts that are reasonable under the circumstances to maintain the secrecy thereof;

In essence, Trade Secrets are the distinctive features of the operations of Medicure that make the products or services of it, and the way it conducts business, special, even unique.

1.2            Schedules. The following Schedule(s), as executed between the parties from time to time, is attached to and incorporated in this Agreement by reference and deemed to be part hereof:

Schedule A        -         Development Schedule

1.3            Headings. The division of this Agreement into Articles, Sections, Subsections, and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4            Gender and Number. Words expressed in the singular include the plural and vice-versa, and words in one gender include all genders.

1.5            Entire Agreement. This Agreement, including the Schedule(s), constitutes the entire agreement between the parties pertaining to the subject matter hereof, and supersedes all prior formal and informal agreements, proposals, promises, inducements, representations, conditions, warranties, understandings, negotiations, and discussions, whether oral or written, of the parties.

1.6            Amendment. No supplement, termination, modification, waiver, or amendment of this Agreement shall be binding unless executed in writing by the parties.

1.7            Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in Canadian funds.

1.8            Severability. If any provision contained in this Agreement is found by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect, the validity, legality, or enforceability of the remaining provisions contained herein shall not be in any way affected or impaired thereby.

1.9            Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Barbados, and for the purposes of legal proceedings this Agreement shall be deemed to have been made in Barbados and to be performed there, and the courts of Barbados shall have jurisdiction over all disputes which may arise under this Agreement.

ARTICLE 2 - PERFORMANCE OF SCIENTIFIC RESEARCH

2.1            Engagement. Subject to the terms and conditions of this Agreement, Medicure hereby engages Development Co to carry out the Development Projects described in the Development Schedules entered into by the parties from time to time, and Development Co agrees to perform such services in accordance with this Agreement.

2.2            Complete Discretion. Development Co acknowledges and agrees that Medicure shall have complete, sole, and absolute discretion as to the conduct, control, and direction of the performance of the services to be performed by Development Co on behalf of Medicure with respect to Development Projects.

2.3            Project Coordinator. Medicure shall appoint a person to act as project coordinator to co-ordinate the services to be performed by Development Co. Such project coordinator shall have the authority and power to act for Medicure in all matters with full and complete authority on its behalf in relation to all matters relating to this Agreement and to bind Medicure in any and all matters or things involving the Development Project. Medicure hereby appoints Chris Towner as its first project coordinator. Medicure may substitute the person who acts as project coordinator by notice given to Development Co in the manner provided herein. The project coordinator shall establish, without limitation, product definitions, milestones, and project outlines, as he deems necessary, and shall contact or meet with the Development Co development team on an as needed basis, at his discretion. In addition, the project coordinator shall generally supervise the activities undertaken by Development Co with respect to each Development Project.

2.4            Other Obligations of Development Co. In addition to its obligations in other provisions of this Agreement, Development Co shall:

(a) commence work on the performance of a Development Project on the Commencement Date, as specified in the particular Development Schedule, and devote its best efforts to completing the Development Project by the completion date specified in the Development Schedule;

(b) undertake and/or continue at Medicure's expense, and in full consultation with Medicure:

               (i)            taking all actions which may be required to register the Technology in the name of Medicure including, but not limited to, obtaining copyright and trade-mark registrations, industrial design registrations, and the like, and the filing of any patent applications;

               (ii)            maintaining in force all such intellectual property registrations including, but not limited to, any patents and patent applications by duly filing all necessary papers and paying all necessary fees required by the intellectual property laws of the particular country in which such rights were granted or such applications were filed; and

(iii) prosecuting all pending and new intellectual property registrations and applications including, but not limited to, any new patent applications, and responding to oppositions or any other form of action for invalidity or revocation of such rights filed by third parties against the grant of patents for such applications;

(c) use its best efforts to qualify the entire amount of each Expenditure Limit as current expenditures contemplated by subsection 37(1) of the Act that:

(i)	are in respect of "scientific research and experimental development" within the meaning of subsection 248(1) of the Act; and

(ii)	constitute "qualified expenditures" within the meaning of paragraph 127(9) of the Act;

(d)            provide Medicure with a written report setting out the amount of expenditures incurred in connection with carrying out the Development Project which constitute "qualified expenditures" within the meaning of paragraph 127(9) of the Act;

(e) take all reasonable steps necessary to protect the intellectual property rights of Medicure; and

(f) take all reasonable steps necessary to:

(i) maintain the confidentiality of the any information of Medicure disclosed to it;
(ii) keep and maintain proper and adequate records relating to each Development Project; and

(iii) permit Medicure by its duly authorized representatives or agents at all reasonable times to examine, inspect and take copies of all records with respect to each such Development Project.

2.5            Obligations of Medicure. In addition to its obligations in other provisions of this Agreement, Medicure shall:

(a) conduct, control, and direct the performance of the services to be performed by Development Co with respect to Development Projects, at its complete, sole and absolute discretion;

(b) disclose to Development Co immediately following execution of this Agreement all details necessary, at its sole discretion, for Development Co to satisfy its obligations hereunder;

(c) assist Development Co as required or requested with respect to the satisfaction of Development Co's obligations pursuant to section 2.4(b); and

(d) take all reasonable steps necessary to maintain the confidentiality of any information of Development Co disclosed to it.

2.6            Subsisting Rights. The parties hereby acknowledge and agree that the rights and obligations granted to and imposed upon the parties hereunder shall not be construed as to derogate from the subsisting rights of any third party under any grant, conveyance, or agreement made or entered into by either of the parties prior to the date of this Agreement.

ARTICLE 3 - FEES

3.1            Fees

(a)            In consideration of the performance by Development Co of its obligations, Medicure shall make payments to Development Co in the amounts invoiced by Development Co to Medicure for expenditures made, or to be made, by Development Co to conduct the research and development work herein described. All payments are due thirty (30) days after receipt of invoices by Medicure. For greater certainty, it is acknowledged and agreed that the amounts invoiced by Development Co to Medicure shall be based on the following:

i) Internal costs incurred by Development Co will be invoiced at cost plus ten percent (10%);
ii) External costs incurred by Development Co will be invoiced at Net Cost; and shall not, in the aggregate, exceed the Expenditure Limit specified in the particular Development Schedule.

(b) The aggregate of all Expenditure Limits under all Development Schedules entered into pursuant to this Agreement shall not exceed five million dollars ($5,000,000) (the "Aggregate Expenditures").

3.2            Records and Reporting. Development Co will maintain proper and adequate records relating to each Development Project including, but not limited to, timesheets, payroll summaries, paid invoices, vouchers, receipts and other supporting documentation. Development Co further agrees that it shall notify Medicure, in writing, promptly upon discovery of any inaccuracy in documentation submitted by Development Co to Medicure and immediately reimburse Medicure for any overpayment made by Medicure to Development Co as a result thereof.

3.3            Verification and Audit. For the purpose of verifying the accuracy of amounts invoiced to Medicure, Medicure shall have the right to inspect or cause to be audited the books of Development Co, together with those records, working papers, schedules, and other documentation used or prepared by Development Co or by its agents which relate to the provision of its services hereunder. To the extent that an audit is requested by Medicure, such audit shall be conducted by an independent auditor. Such auditor shall communicate any discrepancies uncovered by such audit only to Medicure and to Development Co. Medicure shall give written notice of its intention to conduct such audit to Development Co at least thirty (30) days prior to the proposed date for the commencement of such audit. Such audit shall be conducted on Development Co's premises during regular business hours and on a mutually convenient schedule. Medicure shall bear the expenses of such audit, unless such audit demonstrates an inaccuracy in the amounts invoiced to Medicure of greater than ten percent (10%) of the amounts that should have been invoiced to Medicure, in which event such expense borne by Medicure including, but not limited to, fees and disbursements paid to auditors and other professional advisors with respect to such review, shall be borne by Development Co and shall be paid within ten (10) Business Days following the conclusion of such audit. In addition, if Development Co is required to bear such expenses of such audit, then Medicure can expend the scope of such audit to all previously unaudited financial statements and records that Development Co was required to maintain under the provisions of this Agreement, provided that Medicure shall bear the expenses of such expended audit, unless a similar deficiency is demonstrated with respect to such additional audited financial statements and records.

ARTICLE 4 - REPRESENTATION, WARRANTIES OF DEVELOPMENT CO

4.1            Representations and Warranties of Development Co. Development Co represents and warrants to Medicure, and acknowledges that Medicure is relying upon such representations and warranties, as follows:

(a) it is a corporation duly incorporated, organized and validly subsisting under the laws of Manitoba and is duly authorized to carry on its business as presently carried on by it;

(b)             it is in the business of conducting scientific research and experimental development in respect to pharmaceutical and biotechnical products and possesses substantial experience, capacity and expertise in relation thereto;

(c) it will promptly acquire the facilities and employees necessary to carry out the research and development activities required of it pursuant to this Agreement;

(d)             it has full capacity, power and authority to enter into this Agreement and all other agreements and instruments to be entered into by it pursuant to this Agreement and to carry out its obligations under this Agreement and all other agreements and instructions to be entered into by it pursuant to this Agreement;

(e)             the execution and delivery of this Agreement and all other agreements and instruments to be executed by it pursuant to this Agreement and the performance of its obligations under this Agreement and such other agreements and instruments have been duly authorized by all necessary corporate action on the part of Development Co and will not violate any right of any third party including, but not limited to, rights arising from any agreement between Development Co and any third party;

(f) it has not entered into and will not enter into any agreement with any other third party inconsistent with this Agreement; and

(g) this Agreement constitutes or will constitute valid and binding obligations upon Development Co enforceable against Development Co in accordance with its terms and conditions.

ARTICLE 5 - PROPERTY RIGHTS AND CONFIDENTIALITY

5.1            Property Rights. Development Co acknowledges and agrees that title to and ownership of the Technology and any and all copyright, patent rights, or other intellectual property rights of any nature of Medicure whatsoever therein are and shall remain the confidential and proprietary property of Medicure, and shall be deemed to be Confidential Information of Medicure, and Development Co forever disclaims any rights thereto.

5.2            Confidential Information

(a) Non-Disclosure. Development Co shall:

(i) keep in strictest confidence and trust all Confidential Information;

(ii) take all necessary precautions against unauthorized disclosure of any Confidential Information;

(iii) not directly or indirectly disclose, allow access to, transmit or transfer any Confidential Information to a third party; and

(iv) not copy or reproduce any Confidential Information except as may reasonably required for Development Co to satisfy its obligations hereunder.

(b) Exclusions. The following shall not be considered Confidential Information for the purposes of this Agreement:

(i) information which is or becomes in the public domain through no fault or act of Development Co;

(ii) information which was independently developed by Development Co without the use of or reliance on the Confidential Information;

(iii) information which was provided to Development Co by a third party under no duty of confidentiality to Medicure; or

               (iv)  information which is required to be disclosed by law, provided that prompt prior notice thereof shall be given to Medicure in order to provide Medicure with the opportunity to maintain the confidentiality of the Confidential Information which is still required to be disclosed.

(c)             Injunction. Development Co acknowledges and agrees that Development Co's faithful observance of all covenants in this Agreement is an essential  condition to the rights granted to it hereunder and that Medicure requires absolute  compliance. Development Co further acknowledges and agrees that damages  may not be an adequate remedy to compensate Medicure for any breach of  Development Co's obligations contained in this Agreement and, accordingly,  Development Co agrees that in addition to any and all remedies available,  Medicure shall be entitled to obtain relief by way of a temporary or permanent  injunction to enforce the obligations contained in this Agreement.

ARTICLE 6 - INDEMNITY BY DEVELOPMENT CO

6.1            Identity

(d)            Development Co shall indemnify Medicure and hold Medicure harmless from and against all costs, claims and demands made against Medicure by a third party arising out of or resulting from any infringement by the Technology of a third party's intellectual property rights, provided that:

(iv)
Development Co shall not be liable if any infringement claim is based solely upon the use of the Technology in combination or in conjunction with any other technology not developed by or on behalf of Development Co; and

               (ii)    Medicure notifies Development Co promptly in writing of the claim, allows Development Co to fully control the defense of such claim, allows Development Co to fully control any settlement of such claim, and cooperates fully in the defense of such claim.

(b)            Options Available to Development Co. Should the Technology become, or in Development Co's opinion is likely to become, the subject of any claim of infringement, Development Co may procure for Medicure the right to continue using the Technology, or Development Co may modify the Technology to make it non-infringing. In the event a court of competent jurisdiction rules that the Technology does infringe a third party's intellectual property rights, and should Development Co not be capable of modifying the Technology to make it non- infringing, then this Agreement will be deemed to be terminated.

(c)            No Other Liability. Section 6.1(a) and (b) state the entire liability of Development Co with respect to any infringement by the Technology of a third party's intellectual property rights, and Development Co shall have no other liability with respect to any such infringement.

ARTICLE 7 - NON-COMPETITION, AND NON-SOLICITATION

7.1            Non-Competition. Development Co agrees that during the Term of this Agreement, and for a period of one (1) year immediately following the termination of this Agreement for any reason whatsoever, without the prior written approval of Medicure, Development Co shall not, either individually or in partnership or in conjunction with any person, firm, association, syndicate, corporation or entity as principal, agent, shareholder, licensee, owner, investor, partner (inactive or otherwise), or in any other manner whatsoever, directly or indirectly, carry on or be engaged in or be concerned with or interested in or advised, to lend money to, and guarantee the debts or obligations of or permit its name or any part thereof to be used or employed by any person, firm, association, syndicate, corporation or entity engaged in or concerned with or interested in, within the Territory, the business of Medicure, or any business similar to the business being carried on by Medicure, or that could reasonably be viewed as being competitive with the business of Medicure. For the purposes of this Article, "business" means the business of Medicure as it relates to Development Projects.

                  Development Co hereby agrees that all restrictions in this section 7.1 are reasonable and valid and all defences to the strict enforcement thereof by Medicure are hereby waived by Development Co.

7.2            Non-Solicitation. Development Co agrees that during the Term of this Agreement, and for a period of one (1) year immediately following the termination of this Agreement for any reason whatsoever, Development Co shall not, directly or indirectly, either personally or by agent or by letters, circulars or advertisements, whether on its own behalf or on behalf of any other person, firm, association, syndicate, corporation or entity:

(c)
contact, canvass, solicit, induce or attempt to induce or do business of a similar nature as that of Medicure, with any person, firm, association, syndicate, corporation, or entity which was a client, customer, licensee of or an independent contractor to Medicure at the time of such termination or any time during the one (1) year period immediately preceding such termination;

(b)
hire any employee of or independent contractor to Medicure, or contact, canvass, solicit, induce or attempt to induce any person who was an employee of or an independent contractor to Medicure at the time of such termination or any time during the one (1) year period immediately preceding such termination, to terminate their employment or independent contracting agreement with Medicure.

                  Development Co hereby agrees that all restrictions in this section 7.3 are reasonable and valid and all defences to the strict enforcement thereof by Medicure are hereby waived by Development Co.

ARTICLE 8 - TERM AND TERMINATION

8.1            Term. Provided that Development Co continues to comply with the terms and conditions set forth in this Agreement, the term of this Agreement (the "Term") shall commence from the date hereof and shall remain in force until the completion of all research and development activities by Development Co, and the written acknowledgement by both parties that no further Development Projects will be undertaken pursuant to this Agreement.

8.2            Termination. In addition to the rights of termination set out in this Agreement, this Agreement may be terminated as follows:

(a) immediately by Medicure providing Development Co with notice that Medicure is aware that Development Co conducting itself in a manner that is detrimental to Medicure;

(b)            if Development Co becomes insolvent or unable to pay its debts as they become due or ceases to pay its debts as they become due in the ordinary course of business or makes an assignment to the benefit of its creditors or is liquidated or dissolved or any proceedings are commenced against Development Co under any debtor's relief law and such proceedings have not been vacated or set aside within sixty (60) days or a receiver is appointed for Development Co or any of its assets;

(c) if Medicure fails to pay to Development Co any amounts as provided for under this Agreement, Development Co may terminate this Agreement after giving Medicure forty-five (45) days prior written notice of such failure, and where such failure is not cured within such forty-five (45) day period;

(d) by Medicure at any time by providing Development Co with at least thirty (30) days prior written notice of its intention to terminate this Agreement; or

(e) by Development Co at any time by providing Medicure with at least ninety (90) days prior written notice of its intention to terminate this Agreement.

8.3            Effect of Termination. Upon termination of this Agreement:

(a) Development Co shall immediately deliver to Medicure any of Medicure's Confidential Information provided hereunder;

(b) Development Co shall cease all activity related to a Development Project and shall refrain from further use of the Confidential Information; and

(c) Medicure shall immediately pay all monies due to Development Co as of the termination date.

ARTICLE 9 - GENERAL

9.1            Notice. Any notice, demand, or other communication ("notice") required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if delivered in person during normal business hours on a Business Day, sent by prepaid first class registered mail, or sent by any electronic means of sending messages, including facsimile transmission and electronic mail ("Electronic Transmission"), during normal business hours on a Business Day, and addressed as follows:

(a)	To Medicure at: 2nd Street, Holetown St. James, Barbados West Indies Attention: Chris Towner Facsimile No.: (246) 432-4000

(b)	To Development Co at: 135 Innovation Drive Winnipeg, Manitoba Attention: Jim Charlton

Each notice sent in accordance with this section shall be deemed to have been received at the time on the day it was delivered at such address, at the beginning of business on the third (3rd) Business Day after it was mailed (excluding each Business Day during which there existed any general interruption of postal services due to strike, lockout, or other cause), or one (1) hour after they were sent on the same day that it was sent by Electronic Transmission, or at the start of business on the first (1st) Business Day thereafter if the day on which it was sent by Electronic Transmission was not a Business Day. Either party may change its address for notice by giving notice to the other party as provided in this section.

9.2            Arbitration. All matters in difference between the parties in relation to this Agreement shall be referred to the arbitration of a single arbitrator, if the parties agree upon one, otherwise to three arbitrators, one to be appointed by each party and a third to be chosen by the first two named before they enter upon the business of arbitration. The award and determination of the arbitrator or arbitrators or any two of the three arbitrators shall be binding upon the parties.

9.3            Further Assurances. Both parties shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers, and the like and will cause the doing of such acts and will cause the execution of such further documents as are within its power as the other party may in writing at any time and from time to time reasonably request be done and/or executed, in order to give full effect to this Agreement.

9.4            Publicity. Neither party shall issue any press release or other publicity materials or make any representation with respect to the existence of this Agreement or the subject matter hereof without the prior written consent of the other party. However, this restriction shall not apply to announcements required by law or regulation except that in such event the parties shall coordinate to the extent possible with respect to the wording of any such announcement.

9.5            No Assignment. Neither this Agreement nor any rights or obligations hereunder shall be assignable by either party without the prior written consent of the other party.

9.6            Successors and Assigns. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

9.7            Force Majeure. In the event that either party is prevented, delayed, or interrupted in performing its obligations under this Agreement due to any occurrence beyond its control, such as, but not limited to, strikes, walk outs, or acts of governments or government agencies or other authorities having jurisdiction, then such prevention, delay, or interruption shall not be construed to be a default under this Agreement. The party so prevented, delayed, or interrupted shall give notice to the other party of such events as soon as reasonably possible and both parties shall use their reasonable best efforts to comply with the terms of this Agreement notwithstanding such prevention, delay, or interruption.

9.8            Independent Parties/No Joint Venture. This Agreement does not constitute and shall not be construed as constituting a partnership, joint venture, or principal-agency relationship between the parties, and neither of the parties nor any of their agents shall have any power, authority, or right to obligate or bind the other party in any manner whatsoever.

9.9            Time of the Essence. Time shall be of the essence hereof.

9.10           Waiver. Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

9.11           Survival. The provisions of this Agreement expected or intended to survive termination or expiration of this Agreement shall so survive including, but not limited to, Articles 2, 4, 5, 6, 7, and 9.

9.12           Counterparts. This Agreement may be executed by the parties in separate counterparts (whether by facsimile transmission or otherwise) each of which, when so executed and delivered, shall be deemed to constitute an original, but all of which together shall constitute one and the same agreement.

9.13           Effective Date. Notwithstanding the date of execution of this Agreement, the parties hereto agree that the effective date of this Agreement shall be July 5, 2004.

                IN WITNESS WHEREOF the parties have executed this Agreement on the day and year first written above.

MEDICURE INTERNATIONAL INC.		CDRI Inc.

Per:	"Trevor Hassell"	Per:	"Jim Charlton"

Per:	"Chris Towner"

SCHEDULE A

DEVELOPMENT SCHEDULE

Products to be Developed: The research will consist of the human clinical testing of drugs for the treatment of cardiovascular diseases. Where feasible, the drug development focused on cardiovascular diseases will also be expanded to include the exploration of the use of these drugs in other diseases such as diabetes, anti-inflammatory diseases, and cancer. Human clinical testing is to be done using the format and procedures acceptable to Canada'a TPP and the U.S. FDA.

A particular focus of the present research will be the clinical drug development of compounds related to vitamin B6, pyridoxal and pyridoxal-5-phosphate.

Commencement Date: July 5, 2004.

Expenditure Limit: Five Million Dollars ($5,000,000.00) .

Required Completion Date: Five years from the Commencement Date.

Specific Requirements: To prepare and facilitate the filing of U.S. and corresponding international patent applications in order to protect the composition and use of new compounds and, where compounds are known, to protect their use in the treatment of a particular disease.

IN WITNESS WHEREOF the parties have executed this Development Schedule attached to and forming part of the Development Agreement on July 5, 2004.

MEDICURE INTERNATIONAL INC.		CDRI Inc.

Per:	"Trevor Hassell"	Per:	"Jim Charlton"

Per:	"Chris Towner"